(Melding til Oslo Børs)

Notice to the Oslo Stock Exchange



Postboks 423 Skøyen, N-0213 Os
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Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com



Ref.:
Nils Selte, Canica AS, Tel.: +47 2413 3000
Rune Helland, VP Investor Relations, Tel: +47 2254 4411

Date: 13 June 2006

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has today Tuesday 13 June 2006 bought 975,000 shares in Orkla ASA at an average share price of NOK 270.33.

After this transaction, Stein Erik Hagen and his close associates own 36,673,550 shares in Orkla ASA.